                       Securities and Exchange Commission
                             Washington, D.C. 20549

                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 2)

                     Scudder Spain and Portugal Fund, Inc.
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   811198100
------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Gregory L. Melville
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 2, 1998
------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|


                               Page 1 of 9 Pages

CUSIP No.: 811198100                   13D                   Page 2 of 9 Pages
--------------------                                         -----------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                   Bankgesellschaft Berlin AG
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER
          OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS                                                   WC

-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL                                  [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Federal Republic of Germany
-------------------------------------------------------------------------------
        NUMBER OF       SOLE VOTING POWER                               662,850
         SHARES         -------------------------------------------------------
       BENEFICIALLY     SHARED VOTING POWER                                   0
         OWNED          -------------------------------------------------------
        BY EACH         SOLE DISPOSITIVE POWER                          662,850
       REPORTING        -------------------------------------------------------
        PERSON          SHARED DISPOSITIVE POWER                              0
         WITH
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                      662,850

-------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                              [ ]
          (11) EXCLUDES CERTAIN SHARES

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                              10.2%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON                                          BK
-------------------------------------------------------------------------------

         This Amendment No. 2 amends and supplements Items 3 and 5 of the
Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Scudder Spain and Portugal Fund, Inc. (the "Fund"). In addition, this Amendment No. 2 restates in its entirety Annex A of the Schedule 13D of the Bank. Annex A sets forth the name business address, and principal occupation of each director and executive officer of Bank and the name, address, jurisdiction of incorporation and principal business of each shareholder of the Bank who may be deemed to be in control of the Bank.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The source of the funds used by the Bank to purchase shares of Common Stock listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $9,305,392 (exclusive of commissions).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's Schedule 13E-4 filed with the Securities and Exchange Commission on September 2, 1998 states that there are 6,511,154 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Bank is the beneficial owner of 662,850 shares of Common Stock, which constitute approximately 10.2% of the outstanding shares of Common Stock.

                  (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

                  (c) During the last sixty days, the Bank has effected the following purchases in the shares of Common Stock. Purchases were made on the New York Stock Exchange, except as otherwise indicated.

      Date                  Number of Shares Purchased          Price Per Share
-------------------         --------------------------          ---------------
August 25, 1998                       20,000                        $17.4375
September 2, 1998                     15,500                         16.0565

                  (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

                  (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.


                               Page 3 of 9 Pages

                                   SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 1998                 BANKGESELLSCHAFT BERLIN AG


                                         By: /s/ Gregory L. Melville
                                             -------------------------------
                                               Name: Gregory L. Melville
                                               Title:    Assistant Director

                                         By: /s/ Moritz A. Sell
                                             -------------------------------
                                               Name: Moritz A. Sell
                                               Title:


                               Page 4 of 9 Pages

                                                                        ANNEX A

                  Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, 10178 Berlin Federal Republic of Germany.

                         MEMBERS OF THE MANAGING BOARD

Name and Address                                       Principal Occupation
----------------                                       --------------------
Dr. Wolfgang Rupf                                      Speaker of the Managing Board of Bankgesellschaft
                                                       Berlin AG

Norbert Pawlowski                                      Member of the Managing Board of Bankgesellschaft
                                                       Berlin AG

Hans Leukers                                           Member of the Managing Board of Bankgesellschaft
                                                       Berlin AG

Leopold Trobinger                                      Member of the Managing Board of Bankgesellschaft
                                                       Berlin AG


                               Page 5 of 9 Pages





                               EXECUTIVE OFFICERS


Name and Address                                       Principal Occupation
----------------                                       --------------------
Christian Krueger                                      Managing Director of Bankgesellschaft Berlin
Bankgesellschaft Berlin AG                             AG
Konzern-Finanzen und Beteiligungen

Hardenbergstrasse 32
10623 Berlin
Federal Republic of German

Willi Boehmer                                          Managing Director of Bankgesellschaft Berlin

                                                       AG

Peter Koenig                                           Managing Director of Bankgesellschaft Berlin

                                                       AG

Hans Joachim Bley                                      Managing Director of Bankgesellschaft Berlin

                                                       AG

Jochen W. Sawahn                                       Managing Director of Bankgesellschaft Berlin

                                                       AG

Dr. Joachim Preussner                                  Managing Director of Bankgesellschaft Berlin

                                                       AG

Heinrich Honerlage                                     Managing Director of Bankgesellschaft Berlin
Konzern-Revision                                       AG

Bankgesellschaft Berlin AG
13355 Berlin
Federal Republic of Germany

Stefan Traegler                                        Managing Director of Bankgesellschaft Berlin
Handels Controlling                                    AG

Bankgesellschaft Berlin AG
13355 Berlin
Federal Republic of Germany

Artur Fischer                                          Managing Director of Bankgesellschaft  Berlin
Konzern-Organisation                                   AG

Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany


                               Page 6 of 9 Pages


Name and Address                                       Principal Occupation
----------------                                       --------------------
Helmut Ramthun                                         Managing Director of Bankgesellschaft  Berlin
Konzern-Organisation                                   AG

Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Joachim Antczack                                       Managing Director of Bankgesellschaft  Berlin

                                                       AG

Wolfgang Storchel                                      Managing Director of Bankgesellschaft  Berlin

                                                       AG

Heinz-Dieter Gottschalk                                Managing Director of Bankgesellschaft  Berlin

                                                       AG

Jochen Zimmermann                                      Managing Director of Bankgesellschaft  Berlin

                                                       AG

Frank-Michael Boenke                                   Managing Director of Bankgesellschaft  Berlin

                                                       AG

Georg-Heinrich Sieveking                               Managing Director of Bankgesellschaft  Berlin

                                                       AG

Hadi Saidi                                             Managing Director of Bankgesellschaft  Berlin

                                                       AG

Gerhard Richter                                        Managing Director of Bankgesellschaft  Berlin

                                                       AG

Zoe Shaw                                               Managing Director of Bankgesellschaft  Berlin
Asset-Backed Transaktionen                             AG

Bankgesellschaft Berlin AG
London Branch
1 Crown Court
Cheapside

London EC2V 6JP

Dr. Karl-Friedrich Hirschhaeuser                       Managing Director of Bankgesellschaft  Berlin

                                                       AG

Gunther Laubner                                        Managing Director of Bankgesellschaft  Berlin

                                                       AG

                                                 Page 7 of 9 Pages


Name and Address                                       Principal Occupation
----------------                                       --------------------
Mr. David Clark                                        General Manager of Bankgesellschaft  Berlin AG
Bankgesellschaft Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Dr. Erik Blahut                                        Managing Director of Bankgesellschaft  Berlin

                                                       AG

Serge Demoliere                                        Managing Director of Bankgesellschaft  Berlin

                                                       AG

Hans-Werner Wilms                                      Managing Director of Bankgesellschaft  Berlin

                                                       AG

Tim Kettemann                                          Managing Director of Bankgesellschaft Berlin

                                                       AG

Bruno Schmidt-Voss                                     Managing Director of Bankgesellschaft Berlin

                                                       AG

Cord-Friedrich Koening                                 Managing Director of Bankgesellschaft Berlin

                                                       AG

                               Page 8 of 9 Pages

               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE BANK

                  The following shareholders of the Bank may be deemed to control the Bank:

The City of Berlin

Gothaer Beteiligungsgesellschaft, an affiliate of an insurance company formed under the laws of the Federal Republic of Germany, whose principal address is Lutzowstrasse 89, 10785 Berlin, Germany, and whose principal shareholders are Gothaer Versicherungs Bank AG (principal office: Gothaer Allee 1, 50672, Koln, Germany), Gothaer Lebenversicherung AG (principal office: Gothaer Platz 2-8, 37069 Gottingen, Germany) and Norddeutsche Landesbank Girozentrale NORD/LB (principal address is Georgplatz 1, D-30159, Hannover, Germany).

Norddeutsche Landesbank Girozentrale NORD/LB, a bank formed under the laws of the Federal Republic of Germany, whose principal address is Georgplatz 1, D-30159, Hannover, Germany.


                               Page 9 of 9 Pages